Form NSAR-A, March 31, 2004, Mosaic Tax-Free Trust

Exhibit 77C

Matters Subject to a Vote of Security Holders

On December 9, 2003, a Special Meeting of the shareholders of the Mosaic Tax-Free Money Market series of shares of the registrant (NSAR data series 1) was held in Madison, Wisconsin. The shareholders were asked to approve the liquidation of their Tax-Free Money Market series of shares of the registrant in accordance with the proxy statement dated November 1, 2003 incorporated herein by reference.

Of the 4,766,663 outstanding shares of the fund, 2,444,080 were represented in person or by proxy (51%), of which 2,191,505 (90%) voted in favor of the liquidation. The fund was liquidated on December 18, 2003.